31 October 2016

John Cash
Accounting Branch Chief
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549-7010

United States

By EDGAR

Re:                          Amec Foster Wheeler plc

Form 20-F for the Year Ended December 31, 2015

Filed March 23, 2016

File No. 1-36723

Dear Mr. Cash,

We refer to the comment letter (the “Comment Letter”) dated September 29, 2016 of the staff (“Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”) on the above referenced Form 20-F (the “2015 Form 20-F”) of Amec Foster Wheeler plc (the “Company”). Thank you for granting an extension to October 31, 2016.

The Company’s response to the Staff’s comments on the 2015 Form 20-F are set forth below. To facilitate the Staff’s review, we have included in this letter the comment from the Staff’s Comment Letter and have provided our response immediately following the comment.

Form 20-F for the Year Ended December 31, 2015

Financial Statements

Note 21 – Provisions, page 142

1.              We note that you are exposed to a significant number of claims relating to alleged exposure to asbestos. Please disclose the number of claims of alleged exposure to asbestos pending at each balance sheet date, the number of claims filed for each period

Amec Foster Wheeler plc	Registered office:
4th Floor, Old Change House	Amec Foster Wheeler plc
128 Queen Victoria Street	Booths Park
London EC4V 4BJ	Chelford Road, Knutsford
United Kingdom	Cheshire WA16 8QZ
T +44 (0)20 7429 7500	United Kingdom
F +44 (0)20 7429 7550	Registered in England no. 1675285
amecfw.com

presented, the number of claims dismissed, settled or otherwise resolved for each period, and the average settlement amount per claim. Also, please address historical and expected trends in these amounts and their reasonably likely effects on operating results and liquidity. Refer to Question 3 of SAB Topic 5:Y.

Response

We respectfully note the Staff’s comment. The Company proposes to include the form of disclosure below for the year ended December 31, 2016 in the section entitled “Financial Review” in its Form 20-F for the year ended December 31, 2016:

U.S. Asbestos

We assumed the majority of our asbestos-related liabilities when we acquired Foster Wheeler in November 2014. Whilst some of these claims have been and are expected to be made in the United Kingdom, the overwhelming majority have been and are expected to be made in the United States. The disclosure below is therefore presented in respect of the US claims of the former Foster Wheeler entities. The estimates and averages presented have been calculated on the basis of the total historical US asbestos claims since the initiation of claims filed against such Foster Wheeler companies.

A summary of our US claim activity is as follows:

Number of claims	2016	2015	2014
Open claims at beginning of year	[•]	118,870	125,240
New claims received	[•]	3,420	3,730
Claims resolved	[•]	(12,160)	(10,100)
Open claims at end of year (a)	[•]	110,130	118,870

(a)                              Includes [•] non-malignancy claims comprised of claims in inactive court dockets and claims over six years old

The following table summarises our approximate US asbestos-related net cash impact for indemnity and defence cost payments and collection of insurance proceeds:

	2016 $ ‘000	2015 $ ‘000	2014 $ ‘000
Asbestos litigation, defence and case resolution payments	[•]	51,100	52,800
Insurance proceeds	[•]	(17,500)	(21,100)
Net asbestos-related payments	[•]	33,600	31,700

We expect to have net cash outflows of $[•] as a result of asbestos liability indemnity and defence payments in excess of insurance proceeds during 2017. This estimate assumes no settlements with insurance companies and no elections by us to fund additional payments. As we continue to collect cash from insurance settlements, the asbestos-related insurance receivable recorded on our consolidated balance sheet will continue to decrease. We have discounted the expected future cash flows with respect to the asbestos-related liabilities and the expected insurance recoveries using discount rates determined by reference to appropriate risk-free market interest rates.

We have worked with our independent asbestos valuation expert to estimate the amount of asbestos-related indemnity and defence costs at each year-end based on a forecast through 31 December 2050. Each year we have recorded our estimated asbestos liability at a level consistent with our expert’s reasonable best estimate. The total asbestos-related liabilities are comprised of our estimates for our liability relating to open (outstanding) claims being valued and our liability for future un-asserted claims through 31 December 2050.

Through year-end 2016, total cumulative indemnity costs paid, prior to insurance recoveries, were approximately $[•] and total cumulative defence costs paid were approximately $[•], or approximately [•]% of total defence and indemnity costs. The overall historic average combined indemnity and defence cost per resolved claim through 31 December 2016 has been approximately $[•]. The average cost per resolved claim is increasing and we believe it will continue to increase in the future.

Over the last several years, annual claim filings against these Foster Wheeler entities have generally trended down. Claims for non-malignancies have decreased while claims for lung cancer and mesothelioma are in line with our expert’s forecast. Together with our independent asbestos valuation expert, we continue to monitor claim filings to determine if any adjustments to our expert’s forecast are warranted.

The estimate of the liabilities and assets related to asbestos claims and recoveries is subject to a number of uncertainties that may result in significant changes in the current estimates. Among these are uncertainties as to the ultimate number and type of claims filed, the amounts of claim costs, the impact of bankruptcies of other companies with asbestos claims, uncertainties surrounding the litigation process from jurisdiction to jurisdiction and from case to case, as well as potential legislative changes. Increases in the number of claims filed or costs to resolve those claims could cause us to increase further the estimates of the costs associated with asbestos claims and could have a material adverse effect on our financial condition, results of operations and cash flows. See Risk factors on pages [•] to [•].

*    *    *    *    *

You will note that we have agreed to supplement the disclosure in future filings of our Annual Reports on Form 20-F. We respectfully submit, however, that we are doing that in the spirit of furthering transparency in disclosure and cooperation with the Staff. Accordingly, any changes implemented in future filings should not be taken as an admission by Amec Foster Wheeler plc that prior disclosures were deficient or inaccurate.

We are available to discuss the forgoing should you have any questions or require any additional information.

Sincerely,

/s/ Ian McHoul
Ian McHoul
Chief Financial Officer
Amec Foster Wheeler plc

cc:                             Jeffrey Gordon, Securities and Exchange Commission

Alison Yapp, Amec Foster Wheeler plc

Thomas B. Shropshire, Jr., Linklaters LLP